Exhibit 99.1

Enlivex Announces Peer-Reviewed Publication in Frontiers in Immunology of Clinical Data Details Resolution of Acute Respiratory Distress Syndrome (ARDS) from two Phase I/II Trials Evaluating Allocetra in Patients with COVID-19

Data published in Frontiers in Immunology show a robust safety profile and rapid resolution from ARDS and parallel resolution of inflammation markers and elevated cytokines/chemokines, as well as substantial improvements in mortality in 21 Allocetra-treated patients with COVID-19 vs. matched historical controls

Nes-Ziona, Israel, Aug 2, 2023 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced the peer-reviewed publication of clinical and exploratory data from a Phase Ib and a Phase IIa clinical trial in Frontiers in Immunology. The paper, entitled “Apoptotic cells for treatment of acute respiratory distress syndrome (ARDS) associated with COVID-19” describes a multicenter study that was published in collaboration with researchers at Hadassah-Hebrew University Medical Center, Barzilai Medical Center and Ziv Medical Center Israel.

Data presented in the paper was derived from 21 severe and critical COVID-19 patients treated with a single dose of AllocetraTM in addition to standard of care during the peak of the COVID-19 pandemic. 19 out of the 21 treated patients had mild-to-severe ARDS with their COVID-19. The Phase I/II clinical trials evaluated the safety profile of Allocetra treatment as well as recovery from ARDS, intensive care unit (ICU) and hospital length-of-stay inflammatory parameters and cytokine/chemokine profile. The mortality rate was compared to a matched control group hospitalized during the same period at Hadassah Medical Center.

“This study had excellent results, leading to early discharge from a hospital of 17 out of 19 patients with ARDS along with resolution of the cytokine storms observed in these patients. We believe that the current peer-reviewed publication provides an additional important external validation for AllocetraTM and its broadly applicable mechanism of action in treating ARDS that manifested due to viral infection complications such as severe and critical COVID-19,” said Prof. Dror Mevorach, M.D., Chief Scientific Officer of Enlivex and lead author of the publication.

“ARDS is a difficult disease indication with poor treatment options for patients. The global ARDS market size is estimated at approximately $1 billion, and is expected to reach more than $2 billion by 2030,” stated Oren Hershkovitz, CEO of Enlivex. “We believe AllocetraTM could potentially become a leading therapy for ARDS patients, and while Enlivex’s clinical development slate is currently full with multiple clinical trials ongoing and planned for 2024, we will be seeking out-licensing or partnering opportunities to potentially continue via a third party the clinical development of AllocetraTM for ARDS.”

Key data and conclusions from the paper include:

•	Allocetra-treated patients (17/19) exhibited rapid resolution from their ARDS.

•	Allocetra-treated patients (N=21) had a mortality rate of 0% with complete recovery of 19/21 patients at the end of the study’s 28-day follow-up period, compared to a mortality rate of 3.8%−8.9% for age- and gender-severe COVID-19-matched patients, and 39%−55% for critical patients.

•	Average duration of hospitalization post-administration of AllocetraTM for discharged patients was 5.6 days
•	All patients had elevated pro- and anti-inflammatory cytokines, chemokines, and additional immune modulators that steadily decreased following AllocetraTM treatment.
•	No serious related adverse events were reported with AllocetraTM treatment with an overall favorable safety profile.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as "unmet medical needs", as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com